Exhibit 12.1

BJ Services Company

Ratio of Earnings to Fixed Charges

(In Thousands)

	Year Ended September 30,
	2000	2001	2002	2003	2004
COMPUTATION OF EARNINGS:
Add:
Income from continuing operations before income taxes and fixed charges	175,283	529,181	252,694	275,672	508,531
Fixed charges	41,190	36,634	33,558	43,478	47,922
Amortization of capitalized interest	844	979	1,197	1,765	1,524
Deduct:
Interest capitalized	1,557	1,942	2,739	629	787
Minority interest in pretax income of subsidiaries that have not incurred fixed charges	3,263	6,803	4,916	5,080	2,286

Earnings, as defined	222,137	575,539	295,104	326,624	561,050

COMPUTATION OF FIXED CHARGES:
Interest expensed and capitalized	21,525	15,224	11,718	16,577	17,176
Amortized premiums, discounts and capitalized interest related to indebtedness	920	1,177	3,159	6,456	6,389
Estimate of interest within rental expense	18,745	20,233	18,681	20,445	24,357

Fixed charges, as defined	41,190	36,634	33,558	43,478	47,922

Fixed charge ratio	5.39	15.71	8.79	7.51	11.71